Applied Biosystems and MDS Inc. Complete Transaction

Joint Venture Expands to Include MALDI TOF Business

FOSTER CITY, CA and TORONTO, ON, October 25, 2004 - Applied Biosystems Group (NYSE: ABI), an Applera Corporation business, and MDS Inc. (TSX: MDS; NYSE: MDZ) today announced the completion of the transaction to expand the scope of their joint venture in life science mass spectrometry. Under the terms of the transaction which was announced on September 1, 2004, MDS will pay US$40 million for a 50 percent interest in intellectual property assets related to current Applied Biosystems MALDI Time-of-Flight (TOF) mass spectrometry systems and next- generation products under development, together with a 100 percent interest in certain MALDI TOF product-related manufacturing and research and development assets. MDS and Applied Biosystems have each contributed the MALDI TOF and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division.

Based in Toronto, the Applied Biosystems/MDS Sciex joint venture was established in 1986. Its diverse product line of mass spectrometers draws on several proprietary platform technologies, including LC/MS/MS triple quadrupole, quadrupole-time-of-flight (Q-TOF instruments) and quadrupole-ion trap or hybrid LC/MS/MS linear ion trap instruments. Applied Biosystems/MDS Sciex serves applications in protein and biomarker discovery, lead optimization, pharmacokinetics and drug metabolism, and certain applied market applications including food and environmental safety. MDS Sciex, a division of MDS Inc., has primary responsibility for research and development and sole responsibility for manufacturing of joint venture products, while Applied Biosystems has responsibility for marketing and sales, service, and support.

About Applera Corporation and Applied Biosystems

Applera Corporation consists of two operating groups. The Applied Biosystems Group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. Applied Biosystems is headquartered in Foster City, CA, and reported sales of $1.7 billion during fiscal 2004. The Celera Genomics Group (NYSE:CRA) is engaged principally in the discovery and development of targeted therapeutics for cancer, autoimmune and inflammatory diseases. Celera Genomics is leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop small molecule therapeutics. It is also seeking to advance therapeutic antibody and selected small molecule drug programs in collaboration with global technology and market leaders. Celera Diagnostics, a 50/50 joint venture between Applied Biosystems and Celera Genomics, is focused on discovery, development, and commercialization of diagnostic products. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.applera.com, or by telephoning 800.762.6923. Information about Applied Biosystems is available at http://www.appliedbiosystems.com/.

About MDS Sciex and MDS Inc.

MDS Sciex is the analytical instrumentation and technology solutions division of MDS Inc.At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

Contacts:

Applied Biosystems

Media
Ana Kapor
650.638.6227
ana.kapor@appliedbiosystems.com

Investors
Linda Greub
650.554.2349
greublm@appliedbiosystems.com

European Media and Investors
David Speechly, Ph.D.
(+) 44.162.273.9150
speechdp@eur.appliedbiosystems.com

MDS Inc. Investor Inquiries Sharon Mathers Vice-President, Investor Relations (416) 675-6777 ext. 2695 Media Inquiries Naomi Nemeth Director, Global External Communications (416) 213-4692